Michael Best & Friedrich LLP
Attorneys at Law
100 East Wisconsin Avenue
Suite 3300
Milwaukee, WI 53202-4108
Phone 414.271.6560
Fax 414.277.0656

Geoffrey R. Morgan
Direct 414.225.2752
Email grmorgan@michaelbest.com
August 8, 2011
Ms. Kathryn McHale
Senior Staff Attorney
United States Securities and Exchange Commission
Washington, DC 20549
Re:	Anchor Bancorp Wisconsin Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed June 29, 2011
Form 10-K/A for the Fiscal Year Ended March 31, 2011
Filed June 30, 2011
Definitive Proxy Statement on Schedule 14A
Filed June 29, 2011
File No. 001-34955
Dear Ms. McHale:
     We are counsel to Anchor Bancorp Wisconsin Inc. (the “Company”). Chris Bauer forwarded your letter of July 28, 2011. We have reviewed your letter, consulted with the Company and have the following responses:
Form 10-K for the Fiscal Year Ended March 31, 2011
Item 11. Executive Compensation (incorporated by reference to the Definitive Proxy Statement filed June 29, 2011), page 161
Compensation Discussion and Analysis
Employment Agreements, page 25
1.	Please refer to prior comment 4. Please tell us what consideration you gave to Item 402(c)(2)(ix)(D)(1) of Regulation S-K in determining that the severance agreement is not part of your executive compensation program. In this regard, it appears that the severance agreement is a form of compensation for Mr. Bertucci and should therefore be described as such in your compensation discussion and analysis. Please advise or confirm that future filings will describe the severance agreement as part of your executive compensation program for Mr. Bertucci. Further, as this agreement “remains in effect,” please file it as an exhibit to your next quarterly report or, if previously filed, please reference the agreement in your exhibit index. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Ms. Kathryn McHale
August 8, 2011

Answer
The statement in our Proxy Statement that severance and change in control agreements are “not currently part of our executive compensation program” is an accurate statement. Mr. Bertucci’s agreement was initially entered into in June of 1996. It has been left in place since that time.
At the present time, the Bank’s federal regulators (previously the Office of Thrift Supervision, which was replaced effective as of July 21, 2011 by the Office of the Comptroller of the Currency) have categorized the Bank as a “troubled institution.” As such, each of the Bank and the Company is each prohibited from making any severance or change in control payment to any of their senior executive officers. Under the applicable regulation, 12 C.F.R. § 563.555(4), a senior executive officer means:
“ . . . an individual who holds the title or performs the function of one or more of the following positions (without regard to title, salary, or compensation): president, chief executive officer, chief operating officer, chief financial officer, chief lending officer, or chief investment officer. Senior executive officer also includes any other person identified by the OTS in writing as an individual who exercises significant influence over, or participates in, major policymaking decisions, whether or not hired as an employee.”
Mr. Bertucci falls within this definition. Consequently, neither the Bank or Company would be allowed to provide him with a severance or change in control payment so long as the Bank remains in troubled condition, notwithstanding the existence of the agreement in question. Mr. Bertucci’s grandfathered agreement has, in fact, been modified by the parties solely for the purpose of including language acknowledging the understanding of the parties that no such payments may be made until the Bank’s condition improves.
The Company believes that the description of the executive compensation program in the Proxy Statement accurately reflects the current status of its approach to executive compensation, but does acknowledge that the nature of the OTS regulation results in some conflict in the description of the Company’s severance agreement as required by Regulation S-K. In the future, the Company will describe the severance agreement as part of the executive compensation and will also reconcile the disclosure requirements of Regulation S-K with the Company’s current executive compensation program.
The Company will also file Mr. Bertucci’s severance agreement with its next quarterly report.

Ms. Kathryn McHale
August 8, 2011

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you very much for your consideration. Please contact the undersigned with any questions.
Sincerely,
MICHAEL BEST & FRIEDRICH LLP
/s/ Geoffrey R. Morgan

Geoffrey R. Morgan
GRM:mkb
cc:	Mr. Chris Bauer Mr. Mark Timmerman